UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  333-130011

SHEA DEVELOPMENT CORP.

(Name of Small Business Issuer in its charter)

Nevada	20-8514961
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

1351 Dividend Drive, Suite G, Marietta, GA 30067

(Address of principal executive offices and Zip Code)

(770) 919-2209

(Registrant’s telephone number, including area code)

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NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

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INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

March 23, 2007

This Information Statement is being furnished to holders of record as of March 23, 2007 of the Common Stock of Shea Development Corp. a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “34 Act”), and Rule 14f-1 promulgated thereunder.

No vote or other action by our shareholders is required in response to this Information Statement.  Proxies are not being solicited.

References throughout this Information Statement to “we”, “us” and “our” are to Shea Development Corp.

INTRODUCTION

On March 2, 2007, the Company entered into a Merger Agreement (the “Merger Agreement”) with Information Intellect, Inc., a  Georgia corporation (“Information Intellect”) and Shea Development Acquisition Corp., a Nevada corporation (“Acquisition Corp.”) (and a wholly owned subsidiary of the Company) pursuant to which the Company acquired Information Intellect by way of the merger of Acquisition Corp. with and into Information Intellect, with Information Intellect being the surviving corporation (the “Merger”).  As part of the transaction, the shareholders of Information Intellect received 18,900,000 shares of the Company’s Common Stock in exchange for all 10,351,560 outstanding shares of Common Stock of Information Intellect.

Simultaneously with the Merger, Francis E. Wilde was appointed to the Company’s Board of Directors and will serve with Bartly J. Loethen and Iqbal Boga the current Directors.  Following the expiration of the 10-day period beginning on the date of the filing of this Information Statement with the Securities and Exchange Commission (“SEC”) pursuant to Rule 14f-1, Mr. Loethen and Mr. Boga will resign as Directors and Tom E. Wheeler, Robert Pearson and Alok Mohan will be elected Directors and the composition of the Company’s Board will change such that Messrs. Wilde, Wheeler, Pearson and Mohan will constitute the Board of Directors.  Also effective upon the consummation of the Merger, Mr. Loethen resigned as Chief Executive Officer and Secretary of the Company and Mr. Wilde was appointed by the Company’s Board as Chairman and Chief Executive Officer and the Board also appointed Mr. Wheeler as Vice Chairman and Mr. E. Joseph Vitetta, Jr. as Senior Vice President and Secretary.

Please read this Information Statement carefully.  It contains certain biographical and other information concerning the incoming executive officers and directors after the closing of the Merger.  You are not, however, required to take any action.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is presently authorized to issue 800,000,000 shares of Common Stock, par value $0.001 per share (“Common Stock”) and 20,000,000 shares of Preferred Stock, par value $0.001 per share (“Preferred Stock”).  10,000,000 shares of Preferred Stock are designated “Series A Preferred Stock.”  Only the Common Stock has voting rights.  After giving effect to the Merger and related transactions there are currently issued and outstanding 21,720,000 shares of Common Stock.

The following table sets forth following the consummation of the Merger certain information regarding the Company’s outstanding shares of Common Stock beneficially owned by (1) each person who beneficially owns more than five percent of the Company’s Common Stock, and (2) the Company’s directors and executive officers.  The information relating to share ownership is based upon information furnished to the Company.  The Company believes that the beneficial owners of Common Stock, based on information supplied by such owners, have sole investment and voting power with respect to the Common Stock shown as being beneficially owned by them, except as otherwise set forth in the footnotes to the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Renaissance Capital Group, Inc. (2)	6,634,124	.305%
8080 N. Central Expressway Suite 210 — LB 59 Dallas, TX 75206-1857

Francis E. Wilde	500,000	.02%
1351 Dividend Drive Suite G Marietta, GA 30067

Tom E. Wheeler	5,629,531	.26%
1351 Dividend Drive Suite G Marietta, GA 30067

Mark D. Hulsizer	508,501	.02%
5601 Bridge Street Suite 400 Fort Worth, TX 76112

E. Joseph Vitetta	150,000	.007%
12301 Cicero Drive Alpharetta, GA 30022

Jon A. Boaz	508,500	.02%
5601 Bridge Street Suite 400 Fort Worth, TX 76112

Synergy Business Consulting, LLC (3)	974,487	.045%
730 W. Randolph 6th Floor Chicago, IL 60661

TOTAL	14,900,143	.677%

(1)                The percentage of common stock is calculated based upon 21,720,000 shares issued and outstanding.

(2)                Mr. Robert C. Pearson who will become a Director, is Senior Vice President-Investments for Renaissance.

(3)                Mr. Bartly J. Loethen is the majority-owner and manager of Synergy Business Consulting, LLC.

INCOMING DIRECTORS AND EXECUTIVE OFFICERS

Upon the consummation of the Merger, Francis E. Wilde was appointed as a Director and the Chairman and Chief Executive Officer of the Company.  He joined the current Directors Bartly J. Loethen and Iqbal Boga on the Company’s Board.  Mr. Loethen and Mr. Boga will both resign as Directors upon the completion of the 10-day period beginning on the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 of the 34 Act, and Tom E. Wheeler, Robert Pearson and Alok Mohan will be elected to the Company’s Board at which time the Board will consist of Messrs. Wilde, Wheeler, Pearson and Mohan.  Generally, the Directors of the Company serve one year terms until their successors are elected and qualified.  Also effective upon the consummation of the Merger, Mr. Loethen resigned as Chief Executive Officer and Secretary of the Company and Mr. Wilde was appointed by the Company’s Board as Chairman and Chief Executive Officer.  The Board also appointed Mr. Wheeler as Vice Chairman and Mr. E. Joseph Vitetta, Jr. as Senior Vice President and Secretary.

BIOGRAPHICAL INFORMATION REGARDING THE
DIRECTORS AND EXECUTIVE OFFICERS

The principal occupation and brief summary of the background of the directors and executive officers is as follows:

Francis E. Wilde, 55, serves as Chairman and Chief Executive Office.  Prior to joining the combined company Mr. Wilde served as a consultant to public and private companies.  Mr. Wilde served as Chief Executive Officer of Tarantella, Inc. from December, 2003 until its sale in July, 2005 and served as Chairman of the Board of Digital Stream USA, Inc. from February 2002 until October 2003.  Mr. Wilde served as President and CEO of Ravisent Technologies, Inc. from August 1997 until August 2001 and was also a Director of Ravisent Technologies, Inc. from August 1997 until January 2002. Mr. Wilde has held executive management positions at IBM, Dell Computer, Memorex Telex and Academic Systems.

Tom E. Wheeler, 46, Vice Chairman is expected to join the board of directors ten days following the filing of this Schedule 14f-1 serves as President of the combined company.  Prior to the merger Mr. Wheeler was a founder of Information Intellect and served as Chief Executive Officer since it spin-out from EDS in 1997 until March 2007.  Prior to founding Information Intellect Mr. Wheeler was a Division Vice President for EDS in the Financial Systems Practice for the Utilities Business Unit.

Mark Hulsizer, 49, serves the combined company as Chief Operating Officer.  Mr. Hulsizer joined Information Intellect through the merger of Energy Technology Group (ETG) with Information Intellect in September 2005 Mr. Hulsizer cofounded ETG in 2002 and served as its President.  Prior to ETG Mr. Hulsizer spent 13 years with Tandy Corporation in various sales and marketing roles.

Jon Boaz, 36, serves the combined company as Chief Technology Officer.  Mr. Boaz joined Information Intellect as the Chief Technical Officer through the merger of ETG with Information Intellect in September 2005.  Mr. Boaz was a co-founder of ETG in 2002 serving as Vice President and CTO.  Prior to ETG, Mr. Boaz served as Director of Engineering for Automation Solutions, Inc. for eight years, a provider of system integration and product development solutions for a variety of industrial markets.  Mr. Boaz studied at the United States Military Academy at West Point and graduated from Texas A&M University with a Bachelor of Science degree.

E. Joseph Vitetta, 50, serves as Executive Vice President Corporate Development and Secretary for the combined company following the merger.  Mr. Vitetta served as Vice President, Corporate Development and Secretary of Tarantella, Inc. from December in December 2003 and  served as Executive Vice President, Corporate Development at Starlight Digital Technologies, LLC from February 2003 until December 2003.  While at Axeda Systems, Inc. (formerly known as Ravisent Technologies, Inc. and Quadrant International), Mr Vitetta served as Vice President, Corporate Development from September 1998 until February 2003.

Bartly J. Loethen, 41, is an attorney and founding partner of Synergy Law Group, L.L.C.  He practices corporate law.  His experience includes working with privately-held companies, public companies, mergers and acquisitions, private placement investments, financing transactions, and licensing matters, as well as general corporate matters.  Prior to the practice of law, Mr. Loethen was a Revenue Agent with the Internal Revenue Service.  Mr. Loethen holds a B.S./B.A. in Accounting from the University of Missouri (1986), is a certified public accountant, and received his J.D. from the University of Illinois College of Law (1994).

Iqbal Boga, 56, has acted as our president, secretary, treasurer, chief executive officer and as a director since our incorporation on February 18, 2005.  In 1972, Mr. Boga obtained his Bachelor of Science (Honours) in Chemistry from University of London, England and his Bachelor of Commerce (Honours) from University of Windsor, Canada in 1977.  In 1979, Mr. Boga obtained his chartered accountant designation while with KPGM and is a Chartered Accountant with over 25 years of experience in financial administration in various senior capacities.  Mr. Boga has his own accounting practice, I.J. Boga, Chartered Accountant, serving primarily public companies.

When Messrs. Loethen and Boga resign from the Board, Messrs. Pearson and Mohan will become Directors.

Robert C. Pearson, 71, is expected to join the board of directors ten days following the filing of this Schedule 14f-1.  Mr. Pearson has been the Senior Vice President — Investments for Renaissance Capital Group, Inc., an investment fund management firm, since April 1997.  From May 1994 to May 1997, Mr. Pearson was an independent financial and management consultant primarily engaged by Renaissance. From May 1990 to May 1994, he served as Chief Financial Officer and Executive Vice President of Thomas Group, Inc., a management consulting firm. Prior to 1990, Mr. Pearson spent 25 years at Texas Instruments, Inc. where he served in several positions including Vice President — Controller and later as Vice President — Finance. Mr. Pearson currently is director of eOriginal, Inc., Poore Brothers, Inc., Caminosoft Corp., Laserscope, Simtek Corporation, and Advanced Power Technologies, Inc.

Alok Mohan, 57, is expected to join the board of directors ten days following the filing of this Schedule 14f-1.  Mr. Mohan serves has served as a director of Rainmaker Systems, Inc. since 1996 and as Chairman of the Board since July 2003. Mr. Mohan has also served on the board of directors of Saama Technologies, a privately held technology services firm, since April 2006 and on the board of directors of Tech Team Global, Inc., a provider of outsourced, multilingual help desk services and specialized IT solutions listed on the Nasdaq Global Market, since May 2006.  Mr. Mohan served as the Chairman of the board of directors of Tarantella, until its acquisition by Sun Microsystems in 2005. Prior to that appointment, he served in various executive management positions including Santa Cruz Operations also known as SCO, and at NCR.   Mr. Mohan also serves on the board of directors of Stampede and Crystal Graphics.

CHANGE OF CONTROL

We entered into the Merger Agreement, pursuant to which we issued to the shareholders of Information Intellect, Inc. an aggregate of 18,900,000 shares of our Common Stock.  Upon the closing under the Merger Agreement, the former shareholders of Information Intellect attained voting control of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of Messrs. Wilde, Wheeler or Vitetta is involved in any material transaction with the Company.  Mr. Pearson who will become a member of the Board is Senior Vice President-Investments for the Renaissance Capital Group, Inc.  In addition to shares of Common Stock, Renaissance also owns shares of the Company’s Series A Preferred Stock.  Mr. Mohan, who will also become a Board member, is a member of the Board of Saama Technologies, Inc., also an owner of the Company’s Series A Preferred Stock.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the compensation currently being paid to the Directors and Officers by the Company following the consummation of the Merger.

		Salary	Bonus
Francis E. Wilde	Chairman and CEO	$150,000	$100,000
Tom Wheeler	Vice-Chairman, and President	$213,856	$100,000
Mark Hulsizer	Executive VP and Chief Operating Officer	$182,560	$100,000
Jon Boaz	Senior VP and Chief Technology Officer	$182,560	$100,000
E. Joseph Vitetta, Jr.	Senior VP, Corporate Secretary	$150,000	$100,000

COMMITTEES

The Company will have an Audit Committee and a Compensation Committee, the members of which will be chosen after the new Directors are elected.  The Company has not determined if any other Board Committees will be constituted.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Securities  Exchange Act of 1934 requires the Company’s Directors and Executive Officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company.  Officers, Directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.  To the Company’s knowledge, none of the officers, directors or shareholders of the Company is delinquent in any necessary filings under Section 16(a).

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SHEA DEVELOPMENT CORP.

Date: March 23, 2007	By:	/s/ Francis E. Wilde
Francis E. Wilde
Chairman & CEO